Q/C TECHNOLOGIES, INC.

1185 Avenue of the Americas

New York, New York 10036

February 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	Q/C Technologies, Inc.
Registration Statement on Form S-3
Filed on February 11, 2026
File No. 333-293394 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Q/C Technologies, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on February 17, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

Q/C TECHNOLOGIES, INC.

By:	/s/ Joshua Silverman
Joshua Silverman
Executive Chairman

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP